Exhibit 99.1

Fortuna provides review of Brownfields exploration programs

Vancouver, February 14, 2019-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an overview of its Brownfields exploration programs in Mexico, Peru and Argentina.

David F. Volkert, Vice President of Exploration, commented, "An important exploration priority at Fortuna is to continue adding to the longevity of our mines. During the third and fourth quarters of 2017 and throughout 2018, the Company drilled a total of 62,412 meters in 134 surface and underground diamond holes at the San Jose and Caylloma mines and at the Arizaro Project, located within the Lindero Project concession block in Argentina.” Mr. Volkert added, “Fortuna is now working to incorporate the results of the Brownfields drilling campaigns at San Jose and Caylloma into the updated Mineral Reserve and Mineral Resource estimates for those mines, which are expected to be released next month.”

San Jose Mine, Mexico

Exploration drilling ahead of production is an ongoing program at San Jose that continued during the third and fourth quarters of 2017 and throughout 2018 totaling 50,904 meters in 105 holes with up to six drill rigs. A primary target was the Victoria mineralized zone, located 350 meters to the east of and sub-parallel to the Trinidad vein-Bonanza vein-Stockwork complex. Victoria is a blind discovery made in 2015 (see Fortuna news release dated August 12, 2015) consisting of a series of mineralized structures.

Full results for the underground drilling program consisting of 27,302 meters in 53 holes at the Victoria mineralized zone are listed in Appendix 1. Drill highlights include:

SJOM781

•	119 g/t Ag and 0.57 g/t Au over an estimated true width of 13.5 meters

SJOM789

•	404 g/t Ag and 2.81 g/t Au over an estimated true width of 3 meters

SJOM794

•	213 g/t Ag and 1.24 g/t Au over an estimated true width of 6.3 meters

SJOM830

•	273 g/t Ag and 2.10 g/t Au over an estimated true width of 5.3 meters

SJOM833

•	217 g/t Ag and 1.72 g/t Au over an estimated true width of 7.8 meters

A longitudinal section showing the location of the drill holes is available at the following link: https://fortunasilver.com/site/assets/files/4545/2019-02-dhi-victoria-ms-ls-lw.jpg.

See Appendix 4 for full details of the additional San Jose drill holes completed during the third and fourth quarters of 2017 and 2018.

Following the successful exploration results for 2018, the Company has allocated US$4.5 million to continued Brownfields exploration at San Jose in 2019, including an estimated 11,500 meters of surface and underground diamond drilling and 450 meters of underground development for exploration drilling (see Fortuna news release dated January 17, 2019).

Caylloma Mine, Peru

Exploration drilling at Caylloma continued throughout the fourth quarter of 2017 and throughout 2018 totaling 9,330 meters in 17 surface diamond drill holes. Further to previously reported successful step-out drilling results at the Animas NE silver-polymetallic vein (see Fortuna news releases dated May 18, 2017 and October 11, 2017), drilling continues to intersect mineralized shoots ranging in size from 100 meters by 200 meters to 300 meters by 500 meters along strike to the northeast and at depth along the Animas NE vein. Step-out drilling is systematically completed outside of the present limit of the current Mineral Resource shell with drill holes spaced approximately 50 meters to 100 meters apart.

Full results for the Animas NE vein drilling program are listed in Appendix 2. Drill highlights include:

ANIS052517

•	54 g/t Ag, 4.15 % Pb and 7.95 % Zn over an estimated true width of 7.2 meters

ANIS053817

•	25 g/t Ag, 2.37 % Pb and 4.04 % Zn over an estimated true width of 6.8 meters

ANIS062718

•	158 g/t Ag, 13.6 % Pb and 10.5 % Zn over an estimated true width of 3.7 meters

ANIS063318

•	87 g/t Ag, 2.51 % Pb and 2.19 % Zn over an estimated true width of 7.0 meters

ANIS063418

•	49 g/t Ag, 2.01 % Pb and 6.04 % Zn over an estimated true width of 3.5 meters

A longitudinal section showing the location of the step-out drill holes is available at the following link: https://fortunasilver.com/site/assets/files/4544/2019-02-08-ls-animas-ne-vein.jpg.

The Company has allocated US$0.8 million to the continued Brownfields exploration program at Caylloma in 2019, which includes surface mapping and sampling of additional silver-base metal mineralized veins throughout the 36,000-hectare claim block (see Fortuna news release dated January 17, 2019).

Arizaro Gold-Copper Project, Lindero Camp, Argentina

The Arizaro Project is located within the Lindero mining concession, 3.2 kilometers southeast of the Lindero Project. While Arizaro is not included in the current Lindero mine plan it represents upside opportunity for Lindero if a satellite operation can be developed. Previous owners completed a total of 8,854 meters of drilling in 29 diamond drill holes over four campaigns carried out in 2002 and 2010-2013 and a historical resource estimation1 prepared in accordance with NI 43-101.

1.	The historical resource estimate is included in a technical report entitled “Technical Report on the Arizaro Gold-Copper Deposit and Lindero Heap Leach Operation, Salta Province, Argentina” dated July 24, 2013 with an effective date of July 1, 2013 which was prepared for Goldrock Mines Corporation by Mine Development Associates and Kappes, Cassiday & Associates (the “Goldrock Report”), before the Company acquired the Lindero project.

The historical estimate includes Indicated and Inferred Mineral Resources relating to the Arizaro deposit. The historical estimate was based upon assumptions contained in the Goldrock Report and uses categories as set out in National Instrument 43-101.  There has been no further Mineral Resource estimates conducted at Arizaro since July 1, 2013.

Additional drilling was conducted at Arizaro in 2018 to improve the understanding of the geologic controls on mineralization and to verify assumptions used in the estimation of the historical estimate. There can be no assurance that the historical estimate will be updated.

The Company has not verified as a current Mineral Resource or Mineral Reserve the historical estimate contained in the Goldrock Report, which was prepared before the Company acquired an interest in the property that contains the mineralization.

Recent independent verification of the data has not been performed. A qualified person has not done sufficient work to classify the historical estimate contained in the Goldrock Report as current Mineral Resources or Mineral Reserves. The Company is not treating the historical estimate as current Mineral Resources or Mineral Reserves and the historical estimate referred to in the Goldrock Report should not be relied upon.

During 2018 Fortuna completed a surface core drill program of 2,178 meters in 12 holes to vertical depths of less than 200 meters aimed at identifying near surface porphyry-style gold-copper mineralization hosted in magnetite and biotite-rich breccia zones and in associated stockwork veins.

Full results for the Arizaro drill program are listed in Appendix 3. Drill highlights include:

ARD32

•	0.61 g/t Au and 0.14 % Cu over 78 meters

ARD38

•	0.67 g/t Au and 0.16 % Cu over 52 meters

ARD41

•	0.70 g/t Au and 0.29 % Cu over 82 meters

Drill hole ARD41 is located approximately 350 meters west of previous drilling and represents a new zone that requires additional exploration.

A map showing the location of the drill holes is available at the following link: https://fortunasilver.com/site/assets/files/4546/2019-02-arizaro-project.jpg.

Quality Assurance & Quality Control (QA-QC)

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing. One half of the core is submitted to the ALS Global Laboratory in Lima, Peru, for samples from the Caylloma Mine, the ALS Global Laboratory in Guadalajara, Mexico, for samples from the San Jose Mine or the ALS Global Laboratory in Mendoza, Argentina, for samples from the Arizaro Project. The remaining half core is retained on-site for verification and reference purposes. Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by Inductively Coupled Plasma and atomic absorption methods utilizing aqua regia digestion at the ALS Global Laboratory in Lima, Peru, for samples from the Caylloma Mina and Arizaro Project and at the ALS Global Laboratory in Vancouver, BC, Canada, for samples from the San Jose Mine. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

David F. Volkert, Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 being a member of the American Institute of Professional Geologists (CPG #10759) and the Association of Professional Engineers and Geoscientists of British Columbia (P. Geo. #191936). Mr. Volkert has reviewed and approved the scientific and technical information contained in this news release. Mr. Volkert has verified the data disclosed, and the sampling, analytical and test data underlying the information or opinions contained herein by completing on-site visits to each mine and project, reviewing geochemical and geological databases and reviewing diamond drill core.  There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations: Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

APPENDIX 1. Victoria mineralized zone, San Jose Mine Q3 2017, Q4 2017 and 2018 drill results

Drill Hole	Easting	Northing	Azimuth (°)	Dip (°)	From	To	Interval	ETW¹	Ag	Au
					(m)	(m)	(m)	(m)	(g/t)	(g/t)
SJOM-649	745018	1848185	85	-37	258.70	262.50	3.80	1.7	51	0.37
and					350.00	352.65	2.65	1.2	91	0.63
and					363.00	367.00	4.00	1.8	196	1.21
and					373.50	376.50	3.00	1.4	473	2.71
and					383.00	390.40	7.40	3.6	281	1.24
and					409.50	414.30	4.80	2.2	230	1.45
SJOM-665	745018	1848184	98	-30	290.70	294.15	3.45	1.5	146	0.99
and					447.75	451.00	3.25	1.4	98	0.74
SJOM-670	745018	1848184	98	-36	327.05	332.80	5.75	2.1	88	0.70
and					401.45	404.95	3.50	1.3	107	0.70
and					408.80	414.85	6.05	2.2	67	0.61
and					417.60	424.70	7.10	2.5	110	0.90
SJOM-675	745018	1848184	87	-41	287.00	290.75	3.75	1.9	342	2.26
SJOM-676	745034	1847802	107	-7	381.40	388.40	7.00	4.5	356	3.53
and					400.95	402.40	1.45	1.0	87	0.66
SJOM-681A	745018	1848184	87	-30	280.80	283.55	2.75	1.8	88	0.88
and					370.10	371.35	1.25	1.1	76	0.49
SJOM-684	745018	1848184	73	-38	189.80	202.25	12.45	8.0	695	3.96
and					302.80	305.50	2.70	1.3	114	0.57
SJOM-686	745018	1848184	73	-42	211.30	221.30	10.00	4.2	213	1.37
SJOM-688	745018	1848184	73	-46	NSI²
SJOM-689	745034	1848757	273	-64	NSI²
SJOM-694A	745019	1848185	72	-24	194.85	196.65	1.80	1.1	84	0.81
SJOM-695	745034	1847802	99	-9	322.80	324.35	1.55	1.1	191	0.28
SJOM-696	745034	1848757	272	-72	NSI²
SJOM-698	745023	1848004	77	-37	424.50	428.15	3.65	1.8	127	1.25
and					439.95	449.60	9.65	5.2	363	3.21
and					452.35	457.80	5.45	2.9	90	0.89
SJOM-700	745033	1848757	291	-59	NSI²
SJOM-702	745034	1847802	98	-1	NSI²
SJOM-703	745033	1848757	273	-48	NSI²
SJOM-704	745023	1848004	78	-9	256.25	257.75	1.50	1.3	114	0.68
and					261.05	261.95	0.90	0.8	272	2.47
SJOM-710	745023	1848004	89	-36	439.35	442.00	2.65	2.4	62	0.53
and					445.50	456.85	11.35	10.3	275	1.59

(1)	ETW= Estimated true width
(2)	NSI = No significant intervals

APPENDIX 1. (Continued) Victoria mineralized zone, San Jose Mine Q3 2017, Q4 2017 and 2018 drill results

Drill Hole	Easting	Northing	Azimuth (°)	Dip (°)	From	To	Interval	ETW¹	Ag	Au
					(m)	(m)	(m)	(m)	(g/t)	(g/t)
SJOM-711	745033	1847801	112	-5	396.00	397.90	1.90	1.1	671	4.00
and					412.20	413.20	1.00	0.6	42	1.27
and					424.25	427.75	3.50	2.0	123	0.78
and					433.60	435.55	1.95	1.1	84	0.58
SJOM-714	745033	1847801	114	-10	NSI²
SJOM-716	745034	1848757	270	-80	362.20	364.45	2.25	1.1	134	0.51
SJOM-717	745023	1848004	78	-39	549.05	554.20	5.15	5.0	59	0.47
SJOM-721	745031	1848570	276	-77	NSI²
SJOM-725	745034	1847802	96	-18	NSI²
SJOM-727	745023	1848005	68	-40	NSI²
SJOM-730	745034	1848757	265	-87	NSI²
SJOM-733A	745034	1847801	100	-22	486.05	488.00	1.95	1.6	125	1.00
and					499.00	505.00	6.00	4.9	90	1.17
and					508.75	511.40	2.65	2.1	312	2.62
and					516.15	517.85	1.70	1.4	80	0.65
SJOM-746	745037	1848754	220	-83	NSI²
SJOM-747	745033	1847801	110	-19	NSI²
SJOM-761	745018	1848184	102	-23	253.55	258.45	4.90	3.7	57	0.59
and					334.50	338.50	4.00	3.0	98	1.05
SJOM-763	745034	1847803	79	-16	313.90	315.00	1.10	1.0	79	0.66
and					322.15	332.50	10.35	9.3	302	2.98
and					344.50	349.00	4.50	4.0	49	0.57
SJOM-770	745033	1847803	92	-12	NSI²
SJOM-779	745034	1847804	74	-25	355.50	357.00	1.50	1.4	39	0.35
SJOM-781	745018	1848185	84	-42	238.20	242.90	4.70	2.5	75	0.58
and					238.20	242.90	4.70	2.5	75	0.58
and					369.55	403.10	33.55	13.5	119	0.57
SJOM-785	745034	1847803	90	-26	377.05	378.65	1.60	1.1	51	0.72
and					385.95	387.55	1.60	1.1	210	1.77
SJOM-787	745018	1848186	60	-35	NSI²
SJOM-789	745033	1847803	90	-28	494.45	498.75	4.30	3.0	404	2.81
SJOM-794	745017	1848186	60	-43	320.00	321.95	1.95	0.9	169	0.86
and					340.75	353.20	12.45	6.3	213	1.24
SJOM-795	745023	1848003	88	-24	303.00	305.00	2.00	1.2	143	0.99
and					379.50	385.50	6.00	3.7	87	0.64
SJOM-802	745023	1848003	86	-41	NSI²
SJOM-803	745018	1848186	61	-50	NSI²

(1)	ETW= Estimated true width
(2)	NSI = No significant intervals

APPENDIX 1. (Continued) Victoria mineralized zone, San Jose Mine Q3 2017, Q4 2017 and 2018 drill results

Drill Hole	Easting	Northing	Azimuth (°)	Dip (°)	From	To	Interval	ETW¹	Ag	Au
					(m)	(m)	(m)	(m)	(g/t)	(g/t)
SJOM-811	745023	1848003	95	-5	254.95	257.40	2.45	1.8	114	0.95
SJOM-813	745018	1848187	42	-25	NSI²
SJOM-817	745023	1848002	99	-33	395.80	399.65	3.85	2.0	440	4.78
SJOM-821	745018	1848188	34	-37	249.30	253.10	3.80	1.2	113	0.58
SJOM-823A	745023	1848002	102	-37	NSI²
SJOM-826	745034	1847802	93	-28	475.90	480.00	4.10	1.9	60	0.42
SJOM-827	745019	1848185	90	0	NSI²
SJOM-828	745023	1848002	105	-9	314.15	323.80	9.65	5.7	65	0.56
and					361.60	363.30	1.70	1.0	108	0.59
SJOM-830	745034	1847802	82	-31	429.30	431.00	1.70	1.0	57	0.50
and					448.00	456.50	8.50	5.1	82	0.57
and					475.00	476.95	1.95	1.2	78	0.49
and					486.45	495.25	8.80	5.3	273	2.10
and					553.15	556.00	2.85	1.8	53	0.40
SJOM-832	745022	1848004	59	-7	239.60	241.20	1.60	1.3	784	2.48
SJOM-833	745033	1847803	90	10	282.15	291.25	9.10	7.8	217	1.72

(1)	ETW= Estimated true width
(2)	NSI = No significant intervals

APPENDIX 2. Animas NE vein, Caylloma Mine: Q4 2017 and 2018 drill results

Drill Hole	Easting	Northing	Azimuth	Dip	From	To	Interval	ETW¹	Ag	Au	Pb	Zn
					(m)	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)
ANIS052517	195642	8318238	305	-60	569.9	579.8	9.9	7.2	54	0.05	4.15	7.95
ANIS053517	195312	8318246	264	-54	380.9	386.4	6.0	4.7	24	0.16	1.15	3.99
ANIS053817	195642	8318238	309	-67	588.1	595.6	7.5	6.8	25	0.02	2.37	4.04
ANIS054217	195311	8318246	258	-64	390.6	392.6	2.0	1.6	23	0.05	1.96	2.48
ANIS054917	195642	8318238	291	-57	537.4	538.5	1.1	1.0	218	0.06	0.59	1.37
ANIS055417	195303	8317947	314	-48	481.9	482.9	1.0	0.9	26	0.04	1.61	2.47
ANIS055917	195311	8318246	279	-61	NSI²
ANIS056117	195643	8318238	283	-58	555.1	556.6	1.5	1.3	102	0.02	6.19	4.10
ANIS056417	195311	8318246	285	-52	332.4	335.7	3.4	2.8	13	0.28	0.48	6.46
ANIS061018	195304	8317947	308	-60	NSI²
ANIS061718	195302	8317947	292	-52	492.8	495.8	3.0	2.9	41	0.03	2.53	3.01
ANIS062318	195301	8317948	289	-45	493.5	495.8	2.3	2.1	31	0.10	1.83	3.10
ANIS062718A	195303	8317947	277	-47	519.0	523.9	4.8	3.7	158	0.10	13.58	10.48
ANIS063318	195229	8317832	293	-52	530.3	538.7	8.4	7.0	87	0.05	2.51	2.19
ANIS063418	195302	8317947	282	-51	507.6	511.4	3.8	3.5	49	0.04	2.01	6.04
ANIS063918	195303	8317947	290	-56	502.3	503.7	1.4	1.3	95	0.04	3.33	2.76
ANIS064618A	195301	8317947	280	-58	531.9	535.6	3.7	3.2	25	0.02	1.22	2.06

(1)	ETW= Estimated true width
(2)	NSI = No significant intervals

APPENDIX 3. Arizaro Project, Lindero Camp, 2018 drill results

Drill Hole	Easting	Northing	Azimuth	Dip	From	To	Interval¹	Au	Cu
					(m)	(m)	(m)	(g/t)	(%)
ARD-30	2625670	7224030	270	-60	16	96	80	0.51	0.39
ARD-31	2625620	7223980	90	-60	90	108	18	0.46	0.24
ARD-32	2625740	7223925	270	-60	72	150	78	0.61	0.14
ARD-33	2625730	7223755	270	-60	44	74	30	0.53	0.15
ARD-34	2625720	7223880	270	-60	0	26	26	0.60	0.13
ARD-35	2625760	7223825	270	-60	82	154	72	0.53	0.23
ARD-36	2625730	7223780	270	-60	114	134	20	0.46	0.21
ARD-37	2625650	7223730	90	-65	58	64	6	1.19	0.56
ARD-38	2625620	7223690	90	-60	8	78	70	0.59	0.16
ARD-39	2625630	7223590	55	-60	4	18	14	0.30	0.10
ARD-40	2625640	7223655	90	-70	32	44	12	0.55	0.16
ARD-41	2625300	7223675	0	-60	8	90	82	0.70	0.28

(1)	Down-the-hole intervals; orientation of the mineralization has not been established and therefore true widths cannot be estimated at this time

APPENDIX 4. San Jose Mine additional Q3 2017 and Q4 2017 and 2018 drill results

Drill Hole	Easting	Northing	Azimuth¹ (°)	Dip¹ (°)	From	To	Interval	ETW¹	Ag	Au
					(m)	(m)	(m)	(m)	(g/t)	(g/t)
SJOM-657	744978	1848184	256	-22	NSI²
SJOM-679	745035	1848760	305	-20	NSI²
SJOM-679A	745034	1848758	304	-20	NSI²
SJOM-680	745028	1847803	257	-69	NSI²
SJOM-682	745018	1847999	192	-56	NSI²
SJOM-683	745018	1847999	188	-59	NSI²
SJOM-685	745018	1848000	211	-65	NSI²
SJOM-687	745017	1848000	214	-72	NSI²
SJOM-689	745034	1848757	273	-64	NSI²
SJOM-696	745034	1848757	272	-72	NSI²
SJOM-700	745033	1848757	291	-59	NSI²
SJOM-703	745033	1848757	273	-48	NSI²
SJOM-708	745034	1848757	271	-78	NSI²
SJOM-709	745031	1848569	271	-71	NSI²
SJOM-721	745031	1848570	276	-77	NSI²
SJOM-730	745034	1848757	265	-87	NSI²
SJOM-734	744979	1848187	315	-75	NSI²
SJOM-737	745036	1848877	295	-67	397.10	398.75	1.65	1.2	58	0.18
SJOM-746	745037	1848754	220	-83	NSI²
SJOM-748	744979	1848367	270	-29	NSI²
SJOM-753	745037	1848878	329	-61	NSI²
SJOM-753A	745037	1848878	329	-61	NSI²
SJOM-764	744980	1848365	234	-37	297.60	301.70	4.10	3.7	108	0.73
SJOM-765	745037	1848754	215	-74	NSI²
SJOM-771	744979	1848369	297	-33	NSI²
SJOM-778	745037	1848878	323	-69	NSI²
SJOM-780	744980	1848367	269	-68	NSI²
SJOM-782	745036	1848753	181	-63	NSI²
SJOM-783	745078	1847409	87	-30	NSI²
SJOM-784	745036	1848753	181	-72	NSI²
SJOM-786	744980	1848367	270	-76	NSI²
SJOM-788	745077	1847409	105	-30	NSI²
SJOM-790	745035	1848753	210	-44	NSI²

(1)	ETW= Estimated true width
(2)	NSI = No significant intervals

APPENDIX 4. (Continued) San Jose Mine additional Q3 2017 and Q4 2017 and 2018 drill results

Drill Hole	Easting	Northing	Azimuth¹ (°)	Dip¹ (°)	From	To	Interval	ETW¹	Ag	Au
					(m)	(m)	(m)	(m)	(g/t)	(g/t)
SJOM-791	744980	1848367	270	-82	NSI²
SJOM-792	745030	1848877	286	-2	NSI²
SJOM-793	744978	1848186	280	-45	NSI²
SJOM-796	744978	1848186	279	-19	285.60	286.85	1.25	1.0	268	2.63
SJOM-797	745078	1847409	101	-43	NSI²
SJOM-798	744978	1848187	292	-38	NSI²
SJOM-799	745078	1847411	67	-31	NSI²
SJOM-800	745255	1846549	115	-22	NSI²
SJOM-801	744978	1848185	265	-29	NSI²
SJOM-804	745031	1848877	286	-33	NSI²
SJOM-805	744978	1848185	261	-43	118.85	120.30	1.45	1.3	116	0.66
SJOM-806	744980	1848365	240	-72	NSI²
SJOM-807	744980	1848365	265	-77	NSI²
SJOM-808	745255	1846551	100	-35	106.45	108.20	1.75	1.4	188	0.73
SJOM-809	745255	1846550	91	-45	197.00	198.65	1.65	1.1	94	0.10
SJOM-810	745255	1846550	99	-17	111.00	116.60	5.60	4.6	92	0.32
and					211.15	213.25	2.10	1.7	90	4.61
SJOM-812	744980	1848365	240	-60	NSI²
SJOM-814	745031	1848877	285	-52	NSI²
SJOM-815	744979	1848184	230	-22	NSI²
SJOM-816	745254	1846552	66	-50	NSI²
SJOM-818	744979	1848366	264	-47	NSI²
SJOM-819	745078	1847412	70	-42	NSI²
SJOM-820	745255	1846550	101	-46	NSI²
SJOM-822	745255	1846549	116	-35	NSI²
SJOM-825	745078	1847411	83	-47	NSI²
SJOM-829	744978	1848185	265	16	NSI²

(1)	ETW= Estimated true width
(2)	NSI = No significant intervals

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.